SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
MGM MIRAGE
(Name of Subject Company (Issuer))
MGM MIRAGE
Dubai World
Infinity World (Cayman) L.P.
(Name of Filing Persons (Offerors))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
552953101
(CUSIP Number of Class of Securities)
Gary N. Jacobs, Esq.
MGM MIRAGE
3600 Las Vegas Boulevard South
Las Vegas, Nevada 89109
Telephone: (702) 693-7120
and
Abdul Wahid A. Rahim Al Ulama
Dubai World
Infinity World (Cayman) L.P.
Emirates Towers, Level 47
Sheikh Zayed Road
Dubai, United Arab Emirates
Telephone: +971 4 3903800
Copy to:
Janet S. McCloud
Christensen, Glaser, Fink, Jacobs, Weil & Shapiro, LLP
10250 Constellation Boulevard, 19th Floor
Los Angeles, California 90067
Telephone: (310) 556-3000
and
Martin L. Edelman, Esq.
Paul, Hastings, Janofsky & Walker LLP
Park Avenue Tower
75 E. 55th Street
New York, NY 10022
Telephone: (212) 318-6500
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

Transaction valuation * $1,200,000,000	Amount of filing fee** $47,160

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 15,000,000 shares of common stock at the tender offer price of $80.00 per share.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $39.30 per million dollar of value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.
     The information set forth in the “Summary Term Sheet” of the Offer to Purchase, dated January 17, 2008 and attached hereto as Exhibit (a)(I)(A) (the “Offer to Purchase”), is incorporated herein by reference. Unless otherwise indicated, references herein to sections are to sections of the Offer to Purchase.
Item 2. Subject Company Information.
     (a) The name of the subject company and issuer is MGM MIRAGE, a Delaware corporation. The address of MGM MIRAGE’s principal executive offices is 3600 Las Vegas Boulevard South, Las Vegas, Nevada 89109, and its telephone number is (702) 693-7120.
     (b) As of January 14, 2008, MGM MIRAGE had approximately 293,786,061 outstanding shares of common stock, par value $.01 per share (the “Shares”), which are traded on The New York Stock Exchange under the ticker symbol “MGM.”
     (c) The information set forth in the “Summary Term Sheet” and Section 8—“Price Range of the Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.
Item 3. Identity and Background of Filing Persons.
     (a)-(c) MGM MIRAGE is both a filing person and the subject company. MGM MIRAGE’s business address and telephone number are set forth in Item 2(a) above. Information set forth in Section 10—“Certain Information Concerning MGM MIRAGE; Interests of Directors and Executive Officers of MGM MIRAGE” of the Offer to Purchase is herein incorporated by reference.
     The principal business address and telephone number of Dubai World, Infinity World (Cayman) L.P., and their affiliated entities are Emirates Towers, Level 47, Sheikh Zayed Road, Dubai, United Arab Emirates and +971 4 3903800. The information set forth in Section 11—“Certain Information Concerning DW, IW, and their Affiliates; Background of the Offer; Past Contacts, Negotiations and Transactions; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) MGM MIRAGE and Infinity World (Cayman) L.P. collectively seek to purchase up to 15,000,000 shares of MGM MIRAGE’s common stock, $0.01 par value per share (with up to 8,500,000 shares to be purchased by MGM MIRAGE and up to 6,500,000 shares to be purchased by Infinity World (Cayman) L.P.) at a price of $80.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions of this Offer to Purchase. The information set forth in the “Summary Term Sheet,” “Introduction,” Section 1—“Number of Shares; Proration,” Section 2—“Purpose of the Offer; Certain Effects of the Offer,” Section 3—“Procedures for Tendering Shares,” Section 4—“Withdrawal Rights,” Section 5—“Purchase of Shares and Payment of Purchase Price,” Section 6—“Conditional Tender of Shares,” Section 7—“Conditions of the Offer,” Section 12—“Effects of the Offer on the Market for Shares; Registration under the Exchange Act,” Section 14—“United States Federal Income Tax Consequences,” and Section 15—“Extension of the Offer; Termination; Amendment” of the Offer to Purchase is incorporated herein by reference.
     (b) The information set forth in the “Summary Term Sheet,” “Introduction,” Section 2—“Purpose of the Offer; Certain Effects of the Offer,” and Section 10—“Certain Information Concerning MGM MIRAGE; Interests of Directors and Executive Officers of MGM MIRAGE” of the Offer to Purchase is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a)-(b), (e) The information set forth in the Introduction, Section 2—“Purpose of the Offer; Certain Effects of the Offer,” Section 10—“Certain Information Concerning MGM MIRAGE; Interests of Directors and Executive Officers of MGM MIRAGE,” and Section 11—“Certain Information Concerning DW, IW, and their Affiliates; Background of the Offer; Past Contacts, Negotiations and Transactions; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.
     (a)-(c) The information set forth in the “Summary Term Sheet”, Section 2—“Purpose of the Offer; Certain Effects of the Offer”, and Section 11—“Certain Information Concerning DW, IW, and their Affiliates; Background of the Offer; Past Contacts, Negotiations and Transactions; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     The information set forth in the “Summary Term Sheet” and Section 9—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
     (a)-(b) The information set forth in Section 10—“Certain Information Concerning MGM MIRAGE; Interests of Directors and Executive Officers of MGM MIRAGE,” and Section 11—“Certain Information Concerning DW, IW, and their Affiliates; Background of the Offer; Past Contacts, Negotiations and Transactions; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
     The information set forth in Section 16—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
Item 10. Financial Statements.
     The information set forth in the “Summary Term Sheet” and Section 11—“Certain Information Concerning DW, IW, and their Affiliates; Background of the Offer; Past Contacts, Negotiations and Transactions; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.
Item 11. Additional Information.

(a)(1)	The information set forth in Section 10—“Certain Information Concerning MGM MIRAGE; Interests of Directors and Executive Officers of MGM MIRAGE” and Section 11—“Certain Information Concerning DW, IW, and their Affiliates; Background of the Offer; Past Contacts, Negotiations and Transactions; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

(a)(2)	The information set forth in Section 13—“Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(3)	The information set forth in Section 13—“Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(4)	None.

(a)(5)	None.

(b)	None.
Item 12. Exhibits.
     The information set forth on the Exhibit Index is incorporated herein by reference.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 17, 2008

MGM MIRAGE, a Delaware corporation
By:	/s/ Bryan L. Wright
	Name:	Bryan L. Wright
	Title:	Senior Vice President, Assistant General Counsel and Assistant Secretary

DUBAI WORLD, a Dubai, United Arab Emirates government decree entity
By:	/s/ Abdul Wahid A. Rahim Al Ulama
	Name:	Abdul Wahid A. Rahim Al Ulama
	Title:	Group Chief Legal Officer

INFINITY WORLD (CAYMAN) L.P., a Cayman Islands limited partnership By: Infinity World (Cayman) Holding Its: General Partner
By:	/s/ Abdul Wahid A. Rahim Al Ulama
	Name:	Abdul Wahid A. Rahim Al Ulama
	Title:	Secretary

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer to Purchase, dated January 17, 2008.

(a)(1)(B)	Letter of Transmittal to Tender Shares of Common Stock.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release issued on January 9, 2008, filed on Schedule TO-C on that date by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. and incorporated herein by reference.

(a)(1)(H)	Press Release issued on January 16, 2008, filed on Schedule TO-C on that date by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. and incorporated herein by reference.

(a)(l)(I)	Summary Advertisement.

(b)(1)	Confirmation dated as of December 13, 2007 by and between Credit Suisse International and Infinity World Investments LLC, filed as Exhibit 1 to the Schedule 13D filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding, and Infinity World Holding Ltd. with the SEC on December 28, 2007 and incorporated herein by reference.*

(b)(2)	Confirmation dated as of December 13, 2007 by and between Deutsche Bank AG, London Branch and Infinity World Investments LLC, filed as Exhibit 2 to the Schedule 13D filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding, and Infinity World Holding Ltd. with the SEC on December 28, 2007 and incorporated herein by reference.*

(b)(3)	Confirmation dated as of December 13, 2007 by and between The Royal Bank of Scotland plc and Infinity World Investments LLC, filed as Exhibit 3 to the Schedule 13D filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding, and Infinity World Holding Ltd. with the SEC on December 28, 2007 and incorporated herein by reference.*

(b)(4)	Liquidity Agreement dated as of December 13, 2007 by and among Dubai World, Infinity World Investments LLC, Credit Suisse International, Deutsche Bank AG, London Branch and The Royal Bank of Scotland plc, as Initial Banks, and Deutsche Bank Trust Company Americas, as Collateral Agent, filed as Exhibit 11 to the Schedule 13D filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding, and Infinity World Holding Ltd. with the SEC on December 28, 2007 and incorporated herein by reference.*

(b)(5)	Pledge Agreement dated as of December 13, 2007 by and among Infinity World Investments LLC, Credit Suisse International, Deutsche Bank AG, London Branch and The Royal Bank of Scotland plc, as Initial Banks, and Deutsche Bank Trust Company Americas, as Collateral Agent, filed as Exhibit 10 to the Schedule 13D filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding, and Infinity World Holding Ltd. with the SEC on December 28, 2007 and incorporated herein by reference.*

(b)(6)	Letter Agreement dated as of December 13, 2007 by and among Dubai World, Credit Suisse International, Deutsche Bank AG, London Branch, Deutsche Bank Securities Inc., as agent, and The Royal Bank of Scotland plc., filed as Exhibit 12 to the Schedule 13D filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding, and Infinity World Holding Ltd. with the SEC on December 28, 2007 and incorporated herein by reference.*

(b)(7)	Fifth Amended and Restated Loan Agreement dated as of October 3, 2006, by and among MGM MIRAGE, as borrower; MGM Grand Detroit, LLC, as co-borrower; the Lenders and Co-Documentation Agents named therein; Bank of America, N.A., as Administrative Agent; the Royal Bank of Scotland PLC, as Syndication Agent; Bank of America Securities LLC and The Royal Bank of Scotland PLC, as Joint Lead Arrangers; and Bank of America Securities LLC, The Royal Bank of Scotland PLC, J.P. Morgan Securities Inc., Citibank North America, Inc. and Deutsche Bank Securities Inc. as Joint Book Managers, filed as Exhibit 10 to MGM MIRAGE’s Current Report on Form 8-K dated October 10, 2006 and incorporated herein by reference.

(d)(1)	Limited Liability Company Agreement of CityCenter Holdings, LLC, dated August 21, 2007, by and between Mirage Resorts, Incorporated and Dubai World, filed as Exhibit 10.1 to MGM MIRAGE’s Current Report on Form 8-K filed with the SEC on August 27, 2007 and incorporated herein by reference.

(d)(2)	Amendment No. 1 to the Limited Liability Company Agreement of CityCenter Holdings, LLC, dated November 15, 2007, by and between Project CC, LLC and Infinity World Development Corp, filed as Exhibit 10.1 to MGM MIRAGE’s Current Report on Form 8-K filed with the SEC on November 21, 2007 and incorporated herein by reference.

(d)(3)	Amendment No. 2 to the Limited Liability Company Agreement of CityCenter Holdings, LLC, dated December 31, 2007, by and between Project CC, LLC and Infinity World Development Corp, filed as Exhibit 10.1 to MGM MIRAGE’s Current Report on Form 8-K filed with the SEC on December 31, 2007 and incorporated herein by reference.

(d)(4)	Company Stock Purchase and Support Agreement, dated August 21, 2007, by and between MGM MIRAGE and Infinity World Investments, LLC, filed as Exhibit 10.2 to MGM MIRAGE’s Current Report on Form 8-K filed with the SEC on August 27, 2007 and incorporated herein by reference.

(d)(5)	Amendment No. 1 to the Company Stock Purchase and Support Agreement, dated October 17, 2007, by and between MGM MIRAGE and Infinity World Investments, LLC, filed as Exhibit 10.1 to MGM MIRAGE’s Current Report on Form 8-K filed with the SEC on October 23, 2007 and incorporated herein by reference.

(d)(6)	Stockholder Support Agreement dated as of August 21, 2007, by and between Tracinda Corporation and Infinity World Investments LLC, filed as Exhibit (d)(2) to Dubai World, Infinity World (Cayman) L.P., and Infinity World Investments, LLC’s Tender Offer Statement on Schedule TO filed with the SEC on August 24, 2007 and incorporated herein by reference.

(d)(7)	Joint Tender Offer Agreement, dated January 17, 2008, between MGM MIRAGE and Infinity World (Cayman) L.P.

(d)(8)	Stock Purchase Agreement dated as of December 18, 2007, by and between The Lincy Foundation and Infinity World (Cayman) L.P., filed as Exhibit 8 to the Schedule 13D filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding, and Infinity World Holding Ltd. with the SEC on December 28, 2007 and incorporated herein by reference.

(d)(9)	Limited Liability Company Operating Agreement of IKM JV, LLC, dated September 10, 2007, filed as Exhibit 10 to MGM MIRAGE’s Current Report on Form 8-K filed with the SEC on December 13, 2007 and incorporated herein by reference.

(d)(10)	Employment Agreement by and between MGM MIRAGE and Daniel D’Arrigo, dated September 10, 2007, filed as Exhibit 10 to MGM MIRAGE’s Current Report on Form 8-K filed with the SEC on December 7, 2007 and incorporated herein by reference.

(d)(11)	Employment Agreement by and between MGM MIRAGE and J. Terrence Lanni, dated September 16, 2005, filed as Exhibit 10.1 to MGM MIRAGE’s Current Report on Form 8-K filed with the SEC on September 22, 2005 and incorporated herein by reference.

Exhibit	Description
(d)(12)	Employment Agreement by and between MGM MIRAGE and James J. Murren, dated September 16, 2005, filed as Exhibit 10.4 to MGM MIRAGE’s Current Report on Form 8-K filed with the SEC on September 22, 2005 and incorporated herein by reference.

(d)(13)	Employment Agreement by and between MGM MIRAGE and Gary N. Jacobs, dated September 16, 2005, filed as Exhibit 10.5 to MGM MIRAGE’s Current Report on Form 8-K filed with the SEC on September 22, 2005 and incorporated herein by reference.

(d) (14)	Employment Agreement by and between MGM MIRAGE and Robert H. Baldwin, dated September 16, 2005, filed as Exhibit 10.2 to MGM MIRAGE’s Current Report on Form 8-K filed with the SEC on September 22, 2005 and incorporated herein by reference.

(d)(15)	MGM MIRAGE 2005 Omnibus Incentive Plan, filed as Exhibit 10 to MGM MIRAGE’s Registration Statement on Form S-8 filed with the SEC on May 12, 2005 and incorporated herein by reference.

(d)(16)	Amended and Restated Annual Performance-Based Incentive Plan for Executive Officers, approved by the MGM MIRAGE’s shareholders on May 9, 2006, filed as Appendix A to MGM MIRAGE’s Definitive Proxy Statement filed with the SEC on April 3, 2006 and incorporated herein by reference.

(d)(17)	Deferred Compensation Plan II, dated as of December 30, 2004, filed as Exhibit 10.2 to MGM MIRAGE’s Current Report on Form 8-K, filed with the SEC on January 10, 2005 and incorporated herein by reference.

(d)(18)	Supplemental Executive Retirement Plan II, dated as of December 30, 2004, filed as Exhibit 10.1 to MGM MIRAGE’s Current Report on Form 8-K, filed with the SEC on January 10, 2005 and incorporated herein by reference.

(d)(19)	Amendment to Deferred Compensation Plan II, dated as of December 21, 2005, filed as Exhibit 10.3(9) to MGM MIRAGE’s Annual Report on Form 10-K, filed with the SEC on March 13, 2006 and incorporated herein by reference.

* Portions have been omitted pursuant to a request for confidential treatment.